June 30, 2008

VIA Fax and U.S. Mail
Securities and Exchange Commission
100 F Street, N.E. Mail Stop 5546
Washington, DC  20549-5546

RE:           International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 9, 2007
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated May 9, 2008 (the “Comment Letter”) from the Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the Form 10-K Annual Report for the fiscal year ended December 31, 2007. In responding to those comments, we have reproduced below the full text of the Staff’s comments followed by our response.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the year ended December 31, 2007

Comment 1:

We note that on April 30, 2008, you filed an amended Form 10-K for the year ended December 31, 2007 to include the financial statements of BCH for 2005 (audited) and the partial financial statements for the nine months ended September 30, 2006 (unaudited). However, we note your disclosure on page 2 that the partial financial statements for the nine months ended September 30, 2006 are prepared in accordance with Singapore Financial Reporting Standards and because they are not prepared in accordance with U.S. Generallly Accepted Accounting Principles they should not be relied upon. Please note that in accordance with Rule 3-09 of Regulation S-X, you should present the investee’s financial statements in accordance with U.S. GAAP, or alternatively, present the investee’s local GAAP financial statements that include a reconciliation to U.S. GAAP. Also, you may not state anywhere in the filing that these financial statements should not be relied upon. Please amend your Form 10-K for the year ended December 31, 2007 to present the BCH partial financial statements for the nine months ended September 30, 2006, in accordance with U.S. GAAP or with a U.S. GAAP reconciliation, accordingly. In this regard, if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X.

Response:

On June 27, 2008 the Company filed an amended Form 10-K for the fiscal year ended December 31, 2007, which included reconciliation of BCH partial financial statements from Singapore Financial Reporting Standards to U.S. GAAP for the nine months ended September 30, 2006.

If there are any other questions regarding the above response, please do not hesitate to contact me at (251)243-9082.

Sincerely yours,

                                                      INTERNATIONAL SHIPHOLDING CORPORATION

/s/ Manuel G. Estrada

Manuel G. Estrada
Vice President and Chief Financial Officer